Exhibit 99.1

TeleSign Interview

Sun, 5/1 6:49PM • 49:40

SPEAKERS

Joe Burton - CEO TeleSign, Dan Dombroski - SPAC Alpha, Gary Quin - CEO NAAC

Dan Dombroski - SPAC Alpha 00:29

Welcome to SPAC Alpha Web Series, my name is Dan Dombrokski and this week, my guests are the CEO of TeleSign, Joe Burton, as well as North Atlantic Acquisition CEO, Gary Quin. We discussed the growth of the digital identity and authentication space, where TeleSign fits within the market, highlighted by some truly mind boggling stats on user interactions. We also cover multiple aspects of just how this transaction came together. Please listen in on my conversation with Joe and Gary.

Dan Dombroski - SPAC Alpha 00:58

A lot of people aren't going to understand the burden on being a leader in an organization that's responsible for potentially 1000s of people. It's just not something that many people are going to be able to relate to. What do you think it is about you that really has helped you to rise and maintain that executive level throughout your career?

Joe Burton - CEO TeleSign 01:18

Well, you know, it's a tough one. I think having been brought up in a very small family business and a big family, if you will, in many respects, I think, managing a development team, and then managing a business unit. And eventually having the privilege of, of running a company or two, really, I think bit by bit I've gotten there. Always being in the service of the people I work for not the other way around is really important to me.

Dan Dombroski - SPAC Alpha 02:01

Do you think that that's a common trait among all business leaders? What do you think it is that really sets true, like enterprise leadership apart from everybody else?

Joe Burton - CEO TeleSign 02:12

I think all leaders are different. Many of the best leaders that I identify with, many of the best leaders that I try to emulate or learn from, are indeed, what I would call servant leaders, leaders that are in the service of their employees, their customers and their shareholders, and are really just trying to remove obstacles and create environments where all those people can do great things. There are certainly other leaders that are utterly focused on the bottom line every minute of the day. Clearly delivering great business results is on my mind, but I'd rather remove obstacles, so the 600 people at TeleSign can deliver that business result, not just me.

1	Transcribed by https://otter.ai

Dan Dombroski - SPAC Alpha 03:11

You highlighted just kind of top level a few of the organizations that you've been involved with, but can you walk me through what your journey looked like?

Joe Burton - CEO TeleSign 03:20

Indeed, it's been it's been very interesting. I actually grew up in a blue collar family in Ohio, started putting myself through through State University and really learned for the first time what burn rate is, because I thought I had four years of money and after a year and a half, I was out. Trip to the US Army to get the GI Bill, finished school, and really became an engineer. Worked at a company building everything to run a a supermarket, the scanning cash registers and inventory. Moved to Seattle, so I could climb mountains and write software. And went in with a startup that was building telecommunication software, got acquired by Cisco Systems, what we all now know as the huge networking company, and worked my way through as their Chief Technology Officer for unified communications. Really, when voice and video over the internet was becoming a major force, I spent some time at Polycom and Plantronics, helping a hardware company turn into a software company. And then after a little time off, was lucky enough to to get the call on TeleSign. And I'm excited, such a great company for me.

Dan Dombroski - SPAC Alpha 04:56

So I'm hearing a few parallels here between you and Patagonia.

Joe Burton - CEO TeleSign 04:59

Gosh, if, if I could only be so lucky. Yes, I think Patagonia is an amazing company to admire. Now, I didn't start companies around my mountain climbing habit. But nevertheless, I've tended to be places where I could work with amazing people building great tech, while being in the mountains as much as I can.

Dan Dombroski - SPAC Alpha 05:26

Gary, I'd like to kind of dive into your background a little bit, but on the several transactions that you've been involved with throughout your career, what's been the most challenging one that's presented itself? And maybe you could sprinkle in a few along the way that you could expand on as well.

Gary Quin - CEO NAAC 05:45

So my background is, is in communications, which led me to this dovetailing with Joe and a similar background, I grew up blue collar, as well in Ireland and had a short professional athlete career, before being given an opportunity in telecoms by one of those servant leaders that Joe mentioned. A telecoms entrepreneur called Denis O'Brien, who built telecommunications organizations across developing markets LATAM and the South Pacific, and gave me great responsibility too, around helping to build and finance those organizations. Digicel was the name of that, that business, it's still very much an operation. I then went on in telecoms with Blackstone, and was vice chairman of investment banking with Credit Suisse in telecommunications and media. So I was very fortunate to see a, a very broad range of situations and opportunities. But I found a meeting of minds on the future of telecoms platforms, and how to protect the consumer with Joe. So I was delighted when we actually came across him. The current geopolitical considerations are minor for me in comparison to, I remember a number of years ago, when I was, in an attempt to do a leveraged buyout of Jordan Telecom, my, my hotel was blown up by Al Qaeda. So we moved hotels. And all I had left was the passport and, and my cell phone, and the clothes I was wearing. So a few little hiccups in the market, the Dow going up or down a number of points. It's put into perspective for me.

2	Transcribed by https://otter.ai

Dan Dombroski - SPAC Alpha 08:23

A terrorist attack on your hotel was not a response I was accounting for for.

Gary Quin - CEO NAAC 08:32

I told my wife and she said, "what are you going to do?" I said, we're going to buy another suit, keep going. That's what we're gonna do.

Dan Dombroski - SPAC Alpha 08:46

That's a completely different direction than I was expecting. I was just gonna be like, so what did you learn from that?

Gary Quin - CEO NAAC 08:52

To be resilient, to be tenacious, keep going. Eyes on the Prize focus on the deal. But moreover, you know, we were working with great people. It was an excellent organization that was doing great work, not only in the country, but in in the region. And I saw directly the benefits that appropriate telecoms organizations can bring, and technology platforms can bring to the development of a country, not only economically, but socially as well, bringing appropriate information and education to bear, and allowing for democracy to move into areas where it hadn't before. So I'm not saying that I was a major player for any of that, but I saw directly the benefits that telecommunications and an appropriate protection of people, which TeleSign offers, can do. You really can make a difference.

Dan Dombroski - SPAC Alpha 10:02

So with that, could you give me more context, more background on the rest of your team at North Atlantic?

Gary Quin - CEO NAAC 10:09

So we put the team at North Atlantic together to avail of opportunities, particularly of a bicoastal nature. And by bicoastal I mean Europe and North America, and that's how we found the TeleSign opportunity as well, through our European telecoms network because TeleSign's current shareholder is Proximus, the Belgian telecoms organization, and everyone on our team was somebody who I did deals with along the way, who I had a deep respect for and brought a lot to the table, from Dimitri Panayotopoulos, the former vice chairman of Procter and Gamble globally, Andrew Morgan, president of Diageo, the international drinks organization, our president Patrick Doran is an entrepreneur in Europe and has built and sold companies many times. So we were able to not only form a network perspective to bring opportunities to bear, but the institutional and entrepreneurial mindsets combined, brought so much more to the table. And so when we were analyzing and strategizing in relation to opportunities, and what's appropriate, we, you know, we were very fortunate to be able to bring some great and successful minds and experiences to bear. And equally, all of us immediately saw the opportunity that day, that was TeleSign. That's, for us, so compelling and appealing.

3	Transcribed by https://otter.ai

Dan Dombroski - SPAC Alpha 12:27

Now, I do want to talk about how this transaction came together in a little while, but I think it's important to get context for better understanding for what TeleSign actually is. So to me, it feels like the actual model is such that if I'm not hearing about the company, you're actually doing your jobs. So with that, could you give more context on what the origins of the company are?

Joe Burton - CEO TeleSign 12:49

You know, I think this is actually one of the things that's so incredible about TeleSign. So, when we were back in 2005, with some students that are actually sitting there, bear in mind, iPhone hasn't been invented, Android hasn't been invented. Many of us don't even have full broadband at home across the entire country anyway, let alone the world. And these brilliant students at the time, say, "you know what, this is going to be the most important thing in your life, it's going to be incredibly important that we can make sure that the mobile phone actually really is the phone it's supposed to be, it hasn't been hacked, taken over by somebody else, it's really with the owner, it hasn't been picked up by somebody else." Because we're going to be banking there, we're going to be gaming there, we really need to develop to deliver a security system to authenticate that the phone is really the phone, the user is really the user. So if you think about doing that, pre iPhone, pre mobile internet, almost, they were just incredibly ahead of their time. Now, you mentioned that if TeleSign is doing its job right, chances are you won't even know you're using it. Well, one of the places that if you know it or not, you do see TeleSign pretty often, one of their original products was two factor authentication over SMS. So when you get sent that little code when you're logging on to a website that says type this back in, very often TeleSign sent that you're typing it back into TeleSign. And the reason so many companies choose us for that, is when you type it back in we're not only comparing that little code, but we're actually checking 2200 different security characteristics to make sure that you're really you, it really looks like your phone, looks like your network, looks like an IP address, it should be typical behavior for you, doesn't look like a well-known botnet attack, and so forth. So just an astonishing insight at the beginning of TeleSign, into what the world was going to look like 15 or so years later.

Dan Dombroski - SPAC Alpha 15:31

So that certainly jumped us forward to the present. But can you actually walk me through how the industry has actually evolved over those 15-17 years?

Joe Burton - CEO TeleSign 15:41

And boy, isn't that a question? And Gary help me out if you think of anything, since you're an expert in this area. Certainly during that time, we saw TeleSign, and a couple of other people get on the early digital identity with two factor authentication. We saw some, frankly, some low-cost providers jump into the industry that would literally send you the code a 123, you send back 123. And they said, good enough, that's you. Completely not good enough. Okay. So, we saw, we saw the industry expand, low cost people jump in, we saw email messages for authentication. I think we've all seen this arms race of security questions, you have a name, you have a password, and you have a pin. And you have your mother's maiden name, and your first pad, and the street you grew up on, on and on and on. What we're seeing here is actually, as economic value in the world progressively moves online, everything that we do from banking, education, gaming, on and on and on moves online. Unfortunately, the bad guys move in too, so we have this arms race of more security, more bad guys, more security, more bad guys. And at TeleSign, I think our thesis on all this is you can't stay ahead of the bad guys that way. This only can happen with machine learning behavioral models that deeply understand the proper movement of a phone number, the proper movement of a digital identity. And we can really spot adaptions in the usage patterns, rather than just yet another security question to be answered. And so, our prediction going forward is some of the safest systems are actually going to be the ones that ask you the least. Because we're doing this constant monitoring, when you get asked 5,6,7 security questions, that's actually a sign of a non-adaptive system. It's a sign of something that's relatively old school, and we think there's a better way.

4	Transcribed by https://otter.ai

Dan Dombroski - SPAC Alpha 18:19

And what's actually going into that training of the machine learning?

Joe Burton - CEO TeleSign 18:23

Boy, a lot of things, some of the reason that TeleSign, it would appear from the outside that we're in two businesses at once, that we're both this digital identity company that we're very excited about. But we also will deliver notifications from a business to an end user over text messaging, over WhatsApp, Viber, many of these social systems around the world. So, because we deliver these messages and have interactions between billions of subscribers across 195 countries, we really see a tremendous amount of flow. So, we see about 5 billion unique phone numbers transit our systems every month. This allows us to really understand what Gary traveling looks like, versus Gary's phone being hacked. We understand what a carrier network that's behaving normally in Malaysia looks like as opposed to a network that's being faked in a data center somewhere. By actually building up 15 years of patterns, seeing 5 billion numbers a month, doing transactions for 1700 enterprises every day, including 8 of the 10 biggest ones on the internet. We really have the right insights to train those models in a pretty special way.

Dan Dombroski - SPAC Alpha 20:09

This sounds like an absolutely massive amount of data that you're both collecting and then sorting through, but what does it actually mean for security purposes?

Joe Burton - CEO TeleSign 20:17

Well, you know, you beat me to it. The fascinating part of this, and one of the things I'm most proud of, TeleSign actually holds on to an extraordinarily small amount of data. As we look at data privacy around the world, as we look at satisfying the requirements of GDPR and GDPR like laws across the globe, satisfying eight of the 10 biggest companies in the world that we’re compliant, we’re safe, we’re redundant, that we have the systems their business can depend on, we actually train these machine learning models, and glean the insights around behavior. And then we throw the data away rather quickly. I actually don't have a list where if we fed in your phone number, I do not have here's the last 15 calls you made, the times your location changed. I simply have a model that says what range of IP addresses should you be associated for, what are the kinds of behaviors you should be involved in. And then, when we get asked a security question from one of our customers, we are able to take a phone number, an IP address, an email address, and typically in a 10th of a second or less anywhere in the world, we can actually pass back on a scale of one to 1000 how likely this is to really be Joe's phone. And something very important, we pass back a set of Explainable AI reasons of why we said what we said. So, something I'm really proud of when we look at the ethical AI movement going forward. The idea of AIs that make important decisions about our life and don't explain why they said what they said, this is going to be a real issue. We're out in front of it, we actually are able to not store data, there's nothing really to be hacked. I mean, it might be stored for a very small amount of time until it's processed, but we don't have a big data store. And then we explain why we said what we said, which we think is going to be really important.

5	Transcribed by https://otter.ai

Dan Dombroski - SPAC Alpha 22:51

I want to be able to take a step back here and actually build on the foundation of what you're actually offering. So can you break down what the product segments actually look like?

Joe Burton - CEO TeleSign 23:03

So first of all, if we go all the way to the top of TeleSign, why do TeleSigners come to work every day? And yes, they call themselves TeleSigners. It's kind of cool. TeleSigners come to work every day, because our internal mission as a company is to make the digital world safe for everyone. That's what we do. We pitch up every day, and when we talk about everyone, I was in a lovely strategy meeting yesterday, yes, a few of us are really in the office right now, I was in a lovely strategy meeting yesterday where we were looking at the 7.1 billion smartphones subscriptions in the world. And talking about what we need to, and by the way, real number, some people have to some people have none, 7.1 billion smartphone subscriptions in the world, and what do we need to do regionally to help all these different people be safe, secure, first-class citizens in the digital economy? So that's the mission, actually at TeleSign. To do that, we think of our product around four big use cases, anytime an enterprise and a consumer, one of us, want to come together and have a relationship. So think if you either want to create an account on a website, or you want to download an app to your phone, if you will. If that app has an account behind it, if they know something about you, four things have to happen during the lifetime of the enterprise and the consumer having a relationship. Number one, you've got to create an account, typically called onboarding. Now, during that onboarding, we have to be sure that Joe's really Joe's phone. But if we ask him 40 Darn questions, he's just going to abandon and move on. So how do we make that onboarding happen? Simple and easy, but yet, we're really sure it's him. Not a hawk, a hacker, not a bot, not a bad guy. Once the account is created, we have to keep it safe through the whole lifetime of that relationship, there's got to be this constant monitoring of account integrity, phone integrity, identity integrity, assuming we're sure at all times that we are really talking to the right person on the right device, no compromises. Now we got to engage each other, we have to be able to send messages over voice, text messaging, social applications, like WhatsApp, or Viber. No matter where you are in the world. And that really means no matter, 195 countries, half a dozen different platforms, we're going to be able to find each other test questions, give shipment notifications, security prompts, like a two-factor authentication. And then lastly, there's got to be fraud protection anytime something of value is being exchanged. What TeleSign does, is we are a one stop shop that protects that entire journey of a consumer and an enterprise being together.

Dan Dombroski - SPAC Alpha 26:51

You mentioned something that really stuck out to me, and how are you able to look at users? Or how do you have the bandwidth to be able to look at users on a regional level?

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Joe Burton - CEO TeleSign 27:02

You know, it's quite interesting, there's a couple of different regional levels we spend a lot of time on. So first of all, because we service 1700 enterprises daily, including eight of the 10 largest, most valuable brands on the internet, their customers aren't regional, their customers are indeed spread across 100 plus countries around the world. You know, some of our public customers out there, from our pipe deck include companies like TikTok, Chinese company that has taken the world by storm United States, Europe, the rest of Asia, and beyond. So initially, we were following these amazing huge companies like TikTok, Ali Baba, Skype, and our other customers. And they required us, there was business for us to get if we had the ability to let deliver messages to and provide security for people in 195 countries. Now, over time, there's been this little extra piece of work we've put on top to deal with regional players. So indeed, we have that last little bit that the bank in Brazil needs in order to service the customers in Brazil. But this is a bit of what you get from a company that's been at this 17 years. If you sent me off tomorrow with Gary's money to do a startup, I couldn't be here in a year. This gets built up by brick.

Dan Dombroski - SPAC Alpha 28:57

You stated a few customers there. But can you give more context to kind of build into that foundation of what your customer segments are?

Joe Burton - CEO TeleSign 29:05

Yeah, for sure. Once again, it's great Gary and I have pitched our investor deck so many times. I'm seeing this slide in my head. It's hilarious. So approximately speaking from a customer segment perspective, we're something like 35-38% e-commerce. So, if you think of the biggest e-commerce companies in the world by revenue, about 35-38% e-commerce, 30 some percent social networks. So TikTok, and some of the other large social networks out there, very large ones. Enterprise software is about 25% enterprise software companies. And then a nice toehold, I think just under 10% in gaming, and in this case, I don't mean gambling, I mean video gaming type games around the world. Nice start in fintech, share economy. and then a long tail. So literally any of these things where you have meaningful experiences from a mobile device, where they're connecting, protected, engage every one of those interactions.

Gary Quin - CEO NAAC 30:30

And interesting one Dan, as part of the exercise of getting to know each other. My family did a little audit on how often we use TeleSign daily. So that's myself, my wife and my two kids, across e-commerce sites, social media, gaming, etc… And it was averaging 10 to 12 times every day that we were using TeleSign from Europe. So it's working away behind the scenes, it's already becoming ubiquitous.

Dan Dombroski - SPAC Alpha 31:19

So he offers a pretty good sample that really any viewer could take a look at, and identify just how often they're out to using this.

7	Transcribed by https://otter.ai

Joe Burton - CEO TeleSign 31:27

Now, Gary has the luxury of knowing the list of customers. So he's guessing which websites it’s in, but I think that's right. If you are a digital first online person, either on the website or from the mobile phone, there's an excellent chance you're using TeleSign three, five, 10,15 times a day, depending upon what you're doing.

Dan Dombroski - SPAC Alpha 31:55

This offers a sort of a natural segue into your recent Q1 release. What stuck out to me, and you certainly commented on this is, is the growth in digital identity. I was wondering if you could elaborate more on this, and what does this offer as an opportunity going forward?

Joe Burton - CEO TeleSign 32:12

Yeah, you bet. I mean, we, once again, I'm incredibly proud of the performance here at TeleSign. I mean, we are, you know, just building the business up one ticket at a time, Q1 was exactly what we said it would be, which is quite nice. I mean, it shows a nice, a nice predictability in the business already. Some of what, I don't have the Q1 numbers in front of me, but some of what we said we would do, was deliver very solid growth on the communication side, communications being either text messages, Vibers, WhatsApps that we're sending, either just your package has been shipped, you need to log back in, or two factor authentication, the SMS that says “type in this pin”, all of that fits in the communication segment. That was growing in the teens, I believe. On the digital identity side, these are those machine learning oriented products that really help connect, protect and defend online digital identity. Huge opportunity going forward, I'll never forget last year, digital identity theft was $56 billion alone, just digital identity, not cybercrime, just that piece. We think we have a very differentiated solution, so as we're out there, as we're out there marketing and engaging, literally, you know, my sales team always asked me, “where do I go hunt? Where does the marketing team hunt?” And I say, flip through your phone, find the 100 apps there, and that's where you hunt. That's an account that needs to be protected. As we've really turned up our marketing engine, both in the US and across the globe, we've seen that extraordinarily strong digital identity growth in Q1 that we predicted. So pretty proud that both sides of the business are important. We're great at both. But the digital identity side, we feel like we got something quite differentiated.

Dan Dombroski - SPAC Alpha 34:42

And we're talking a lot about these numerous interactions on a daily basis from end users. And then that's translating into your customers, and basically their customers. But what does that actually mean for your revenue model?

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Joe Burton - CEO TeleSign 34:57

Yeah, the revenue model at TeleSign is primarily, today, a usage-based model. So, everything at TeleSign is a web service, somebody goes to log on to the mobile phone, the enterprise web server calls a TeleSign API, we get a piece of money every time they call us, okay? Nevertheless, the net revenue retention tends to be quite high. Number one, because we do a great job, we have great relationships, as people's usage grows, they grow with us. But also, when you think about our digital identity, when you think about those scores, and those reason codes I described a little bit ago. This is something where they call our API and they get an answer, and then it's very integrated into the logic of our customer systems. They're making key financial and security decisions based on what we have to say. So, once they integrate us in, clearly they could write us out if we did a bad job. But as long as we get better all the time, which we do, as long as we keep servicing them, it tends to be a quite sticky, quite sticky model. There are some customers that have moved to a subscription model as well, where they have a monthly commit for three years or whatever. And yes, we're trying to move farther that direction. But this consumption-based pricing is what the company has been built on.

Gary Quin - CEO NAAC 36:51

Daniel, Joe touched on something that was very interesting to us during our due diligence. My background in traditional telecoms, and pay TV involves a lot of churn management, trying to prevent your customers leaving your service every month. Whereas when we looked at TeleSign, and saw that they had a net revenue retention of 120 to 140% over the last number of years, and I drill into that, I'm like, “how can this be?” What that's saying is that not only are they keeping their customers, but those customers are spending more with TeleSign every month. And that's exactly what it was. So, if that isn't a tick of the box for what Joe and his team are doing correctly. We all speak of loyalty, but these organizations have their own bottom line to manage, and they will only stay with you if you are doing the absolute best in class. And particularly in relation to what TeleSign does to protect and defend. So finding this was so interesting for us.

Dan Dombroski - SPAC Alpha 38:23

So, with that higher retention and consumption, where does it actually offer the greatest opportunities? Is it with existing customers or new customers?

Joe Burton - CEO TeleSign 38:31

And, you know, it really is both. First of all, in spite of the fact that 1700 customers doing business every day, including some great big ones. There's really two things that are pretty exciting. Number one, we feel like we are in the first or second inning, to use a baseball term of penetrating this industry. It ain't half time, it's not even close. Okay, we have 1700 very large companies, there are both moving down market as well as moving internationally, a lot of Greenfield for us, new logos that need penetrated. And frankly, we're not even, we're not even just displacing another vendor. We're displacing in many cases, a terrible old name and password system that isn't very secure. We're displacing a highly insecure system with something a little better, taking something off the hands of the developers. So lots of Greenfield, but one of the things that excites me on the, I don’t know if I’d say easy money, but we've quoted a few times. Our customers when we surveyed them, they see us as providing them three things. Identity and authentication is one, communications is two, and fraud protection is three. So communications, identity, fraud. When we look at those 1700 customers, about 35% of those customers buy two out of three. So, the great news of that is I think cross sell, upsell has been proven, but yet, we haven't focused on it as much as we can. So when I look at levers for growth going forward, there really are three of them. Lever one is the existing use case, just increased volume. As the customer grows, we grow with them, cross sell, a customer buys fraud protection, and we're able to add digital engagement or vice versa. And then number three is, of course, knocking down new logos around the world. And a lot of, frankly, the reason for us of going through this transaction, we're already making money, we're already a $400 million business, but there's more we want to do faster. So building out that sales team, so we can simultaneously go after all three vectors of growth really is really is the focus for the next year or two here.

9	Transcribed by https://otter.ai

Dan Dombroski - SPAC Alpha 41:33

You just hit on, I guess the natural next point of that expanded sales team, but where you are displacing really an archaic model. And to use that baseball analogy, there's still a lot of Greenfield, what did your salesforce look like maybe two or three years ago? What does it look like now? And then to capture that opportunity going forward, what do you need to have in place, both from the salesperson and from the support staff?

Joe Burton - CEO TeleSign 42:01

Yeah, so actually, very pleased that we have the right model already in place. I think a few years ago, at TeleSign. We had this amazing, perfect market fit. What I mean by that, is they invented this product ahead of its time, and taking nothing away from our amazing salesforce, but people just found us. I mean, if they were worried about this, they would query on the internet, digital identity hacking prevention on cell phones, and they would give us a call. In many cases, our sales force literally just read when somebody had been hacked and rang them up and said, we could keep that from happening again. And that was the sales methodology. Still a lot of that going on, but we've moved to very traditional digital marketing, SEO, SEM targeting the chief security officers, the chief e-commerce people within the fortune 500 and beyond. So actually, targeting them with inbound leads, a sales development team that's calling and setting meetings, and then sales reps that are actually knocking it down. But this is still not what I would call a hard sell as much as just putting a normal lead gen process in place. Processes in place, customer success team is in place, the real work we've been doing is adding those local teams around the world, where frankly, we have taken our relatively small sales team, we've doubled it this year, primarily, internationally, doubling it again next year, and it will still be incredibly efficient in comparison to many people in the industry.

Dan Dombroski - SPAC Alpha 44:10

So with that, what's the size of the current market, and where do you fit with that?

Joe Burton - CEO TeleSign 44:16

You know, when we look at digital identity, and messaging CPaaS put together, a couple of years back the market was in the neighborhood of $20 billion, and correct me if I'm off Gary, I don't know if you can remember the slide from memory, but that market that we participate in was about $20 billion, growing to about $50 billion in just about five or six years. So a 24% compound annual growth rate in this market. And over the first couple of years, that's absolutely what we've seen. Part of the reason we're so enthusiastic about the business and the transaction is, you know, it's great to be good, it's even better to be lucky, and we think we're both. Okay, we got this great company sitting exactly in the crosshairs of two growing industries at exactly the right time.

Dan Dombroski - SPAC Alpha 45:23

That is huge growth to go from $20 billion to $50 in such a short time. What do you account for the biggest catalyst for that?

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Joe Burton - CEO TeleSign 45:32

The great news is, we all can understand the catalyst. If you think about three years ago, how much of your life was actually going on your phone? And the answer is, you might have been doing phone calls, you might have been browsing, you might have been checking Facebook. But my goodness, you know, this week, I've done significant banking with three different companies, I live on my phone to do my job every single day, I've talked to my doctor, nothing was wrong, by the way. I have done gaming with my son, literally, as you watch the increased richness of your life on the internet, and in particular, the mobile internet, so goes TeleSign in the background connecting, protecting, and defending all of that,

Gary Quin - CEO NAAC 46:34

When you consider then that outside of the United States and outside of Western Europe, the majority of people's interaction with technology platforms is via the mobile phone only in the next few years, Africa alone, by 2050, will have a billion people, in Africa alone, and most of them will have never actually had access to a PC. So, this growth of $50 billion continues. And as more and more people access digital platforms via the mobile phone particularly, and as well as that, smaller organizations, not just these global behemoths, these smaller Mom and Pop ecommerce type organizations also need to protect and defend their consumers. So, it's growing across the world, but it's also going through the various value chains. So, this growth continues.

Dan Dombroski - SPAC Alpha 47:47

As long as we're talking about the entirety of the space, anybody doing due diligence for this transaction is inevitably going to be confronted with Twilio and the parallels drawn there. But are there any other competitors that they should be mindful of?

Joe Burton - CEO TeleSign 48:03

You know, there's a there's a lot of companies out there, and like you say Twilio comes up comes up a lot. Good company, nothing bad has to say about Twilio. If you want to dump, you know, whatever, 15 million coupons on somebody in North America and you want to do it well, Twilio comes to mind. If you want to do two-factor authentication, digital identity, and that's really your focus globally, and then you want to perhaps also send some engagement SMS, that's where we tend to shine. So, we tend to see Twilio a little bit in the security space, but they're a little more adjacent to us than right on the bullseye with us. There's other Twilio competitors Synch, InfoBip, etc.. Same thing. If you want to send coupons, if you want to send SMS in a particular region, they all have their strengths and weaknesses. But if you're looking for this global fast, accurate, into wind engagement, that's really the TeleSign sweet spot. It's why we have those top top brands.

Dan Dombroski - SPAC Alpha 49:29

With that, I really appreciate you guys taking the time to speak with me today.

Joe Burton - CEO TeleSign 49:33

Thank you so much for having us. It was a lot of fun.

11	Transcribed by https://otter.ai